Exhibit 5.1
December 4, 2006
Brocade Communications Systems, Inc.
1745 Technology Drive
San Jose, California 95110
RE: Amendment No. 1 to the Registration Statement on Form S-4
Ladies and Gentlemen:
     We have examined Amendment No. 1 to the Registration Statement on Form S-4 filed by you with the Securities and Exchange Commission, Registration Number 333-137758 (the “Registration Statement”), in connection with the registration under the Securities Act of 1933, as amended, of shares (the “Shares”) of your common stock, par value $0.001 per share, and associated preferred stock purchase rights (the “Rights”) to be issued in connection with the merger of McDATA Corporation, a Delaware corporation (“McDATA”), with and into Worldcup Merger Corporation, a Delaware corporation and your direct wholly-owned subsidiary (“Merger Sub”), as described in the Registration Statement (the “Transaction”) and as contemplated by the Agreement and Plan of Reorganization, dated August 7, 2006, as amended, by and among you, Merger Sub and McDATA (the “Merger Agreement”). As your counsel in connection with the Transaction, we have examined the proceedings taken and are familiar with the proceedings proposed to be taken by you in connection with the issuance of the Shares in the Transaction.
     Based upon the foregoing and subject to the qualifications set forth below, it is our opinion that, as of the date hereof, the Shares and the associated Rights have been duly authorized by all necessary corporate action on your part and, upon issuance, delivery and payment therefor in the manner contemplated by the Merger Agreement and the Registration Statement, the Shares and the associated Rights will be validly issued and the Shares will be fully paid and non-assessable.
     This opinion assumes that the members of your board of directors have acted in a manner consistent with their fiduciary duties as required under applicable law in adopting the Preferred Stock Rights Agreement dated February 7, 2002, by and between Wells Fargo Bank, MN N.A. and you, as amended (the “Rights Agreement”).
     This opinion does not address the determination a court of competent jurisdiction may make regarding whether your board of directors would be required to redeem or terminate, or take other action with respect to, the Rights at some future time based on the facts and circumstances existing at that time.
     It should also be understood that our opinion addresses the Rights and the Rights Agreement in their entirety and not any particular provision of the Rights or the Rights Agreement and that it is not settled whether the invalidity of any particular provision of a rights agreement or of rights issued thereunder would result in invalidating in their entirety such rights.
     We are members of the bar of the State of California. We do not express any opinion on any laws other than the laws of the State of California, the General Corporation Law of the State of Delaware, and the federal securities laws of the United States of America.
     We hereby consent to the use of this opinion as an exhibit to the Registration Statement, and further consent to the use of our name whenever appearing in the Registration Statement and any amendments thereto.
Very truly yours,
/s/ WILSON SONSINI GOODRICH & ROSATI
WILSON SONSINI GOODRICH & ROSATI
Professional Corporation